U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                                ----------------
                                                                SEC FILE NUMBER
                            NOTIFICATION OF LATE FILING             0-27576
                                                                ----------------

                                                                ----------------
                                                                 CUSIP NUMBER

                                                                  236365 10 2
                                                                ----------------

(Check One): |_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
             |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

                         For Period Ended: JUNE 26, 1999

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

DANSKIN, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

530 SEVENTH AVENUE
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10018
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |_| |  (a)   The reasons described in reasonable detail in Part III of this
       |        form could not be eliminated without unreasonable effort or
       |        expense;
   |X| |  (b)   The subject annual report, semi-annual report, transition
       |        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
       |        thereof, will be filed on or before the fifteenth calendar day
       |        following the prescribed due date; or the subject quarterly
       |        report or
       |        transition report on Form 10-Q, or portion thereof will be
       |        filed on or before the fifth calendar day following the
   |_| |        prescribed due date; and * (See attached Schedule A)
       |  (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has |X| been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (See attached Schedule
A)

The Company is unable to file its From 10-Q within the prescribed time period since it is in the process of finalizing the financial information contained in the Form 10-Q and the information necessary to comply with the disclosures required to be made therein. The delay is due to, among other factors, the departures of the Company's most senior level financial executives. The Company anticipates filing the Form 10-Q no later than the fifth calendar day from the prescribed due date of such Form 10-Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Donald Schupak                                  212          930-9117
--------------------------------------------------------------------------------
       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                              (See Attachment A)

================================================================================


                                       DANSKIN, INC.
                       (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 11, 1999                              By  /s/ Donald Schupak
     -------------------------                        --------------------------

                                  Attachment A

Preliminarily, the Company anticipates that there will be a decrease of approximately 11% and 13% in net revenues for the three and six month periods ended June 26, 1999, respectively, versus the comparable prior year periods. The Company realized a reduction in profitability of approximately $2.4 million and $3.4 million for the three and six month periods ended June 26, 1999, respectrively, versus the comparable prior year periods, which was principally attributable to a number of factors, including higher design costs associated with the expansion of the Company's product line beyond 'activewear' to 'everywhere,' unfavorable manufacturing variances, costs associated with the reduction in scope of the Company's packaged apparel line (Packables), and costs relating to the Company's rationalization of its retail operations.